Exhibit (A)(5)(R)

To:	Eligible Participants in Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Extension of the Expiration Date of the Offer to Amend

Date:	March 22, 2007

We have determined to further extend our offer to amend certain outstanding options (the “Offer”) until 5:00 p.m., Eastern Time, on March 29, 2007. Accordingly, the new Expiration Date of the Offer (as described in the Offer to Amend dated December 22, 2006) is March 29, 2007.
As you know, the staff of the Securities and Exchange Commission has selected our tender offer documents for review. We have been responding to the staff’s comments, but while the staff’s review is pending we will not complete the Offer. Although at this time we are extending the Expiration Date of the Offer until March 29, 2007, it is possible that further extensions will be necessary. If we further extend the Expiration Date, we will advise you by a similar notice.
The SEC staff could complete its review at any time, but we are uncertain when that will happen. We have been extending the offer on a weekly basis, rather than for longer periods, in order to limit the amount of time that the tender offer would have to remain open once the SEC staff informs us that its review has been completed. We expect that we will continue to extend the offer on a weekly basis until the SEC review has been completed.
As of the close of business on March 21, 2007, eligible participants had accepted the Offer with respect to eligible options to purchase up to approximately 1.76 million shares of our common stock, representing approximately 99.9% of the shares of common stock purchasable under eligible options outstanding as of that date.
If you have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.
If you wish to amend your eligible options in accordance with the terms of the Offer and have not already responded by submitting a properly completed and signed Letter of Transmittal in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 5:00 p.m., Eastern Time, on March 29, 2007.
In connection with the tender offer, you previously received (1) the Offer to Amend dated December 22, 2006, (2) the related Letter of Transmittal and (3) a Withdrawal Form. If you did not receive these documents, please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).